Exhibit 99.2

Quinenco S.A.
Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350)

      Pursuant to the requirements of Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Sections 1350(a) and (b)), the undersigned hereby certifies as follows:

1.    I am the Chief Financial Officer of Quinenco S.A.(the "Company").

2. The Company's Annual Report on Form 20-F for the year ended 2002 accompanying this Certification, in the form filed with the Securities and Exchange Commission (the "Report"), fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"); and

3. The information in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

      Dated: June 25, 2003


                                                       /s/ Luis Fernando Antunez
                                                       -------------------------
                                                       Luis Fernando Antunez
                                                       Chief Financial Officer